

AMETEK®

An OUTSTANDING Year

ANNUAL REPORT 2010

Financial HIGHLIGHTS

(In millions, except per share amounts and number of employees)

For the Year	2010	2009	2008	2007	2006
Net sales	**$2,471.0**	$2,098.4	$2,531.1	$2,136.9	$1,819.3
Operating income	**482.2**	366.1	432.7	386.6	309.0
Net income	**283.9**	205.8	247.0	228.0	181.9
EBITDA(1)	**545.9**	428.0	489.4	433.9	351.4
Free cash flow(2)	**383.8**	331.6	203.1	240.9	196.8
Capital expenditures	**39.2**	33.1	44.2	37.6	29.2
Diluted earnings per share(3)	**1.76**	1.27	1.53	1.41	1.14
Cash dividends paid per share(3)	**0.18**	0.16	0.16	0.16	0.12
At Year End					
Total debt	**$1,168.5**	$ 1,041.7	$ 1,111.7	$ 903.0	$ 681.9
Net debt(4)	**$1,005.3**	$ 795.3	$1,024.7	$ 732.9	$ 632.8
Stockholders' equity(5)	**$1,775.2**	$ 1,567.0	$1,287.8	$1,240.7	$ 966.7
Shares outstanding(3)	**160.7**	161.8	160.1	161.1	159.1
Number of employees	**11,600**	10,100	11,700	11,300	10,400

(1) EBITDA represents income before interest, income taxes, depreciation and amortization. (See table on page 25 for a reconciliation of net income reported in accordance with U.S. generally accepted accounting principles ("GAAP") to EBITDA.)

(2) Free cash flow represents cash flow from operating activities, less capital expenditures. (See table on page 25 for a reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.)

(3) Diluted earnings per share, cash dividends paid per share and shares outstanding have been adjusted to reflect a three-for-two stock split paid to stockholders on December 21, 2010.

(4) Net debt represents total debt minus cash and cash equivalents. (See table on page 25 for a reconciliation of debt reported in accordance with U.S. GAAP to net debt.)

(5) The adoption of certain provisions in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 715, Compensation–Retirement Benefits, *for our defined benefit pension plans, which were effective December 31, 2006, resulted in a reduction of $32.7 million to stockholders' equity. The adoption of provisions in FASB ASC Topic 740,* Income Taxes, *as of January 1, 2007, resulted in a $5.9 million charge to the opening balance of stockholders' equity.*


Net Sales
in millions
$3,000
2,500
2,000
1,500
1,000
500
0
01
02
03
04
05
06
07
08
09
10

10-Year CAGR is 9%


Diluted
Earnings per Share
$1.80
1.50
1.20
0.90
0.60
0.30
0.00
01
02
03
04
05
06
07
08
09
10

10-Year CAGR is 15%

CAGR = Compound Annual Growth Rate

Letter to SHAREHOLDERS

AN OUTSTANDING YEAR

2010 was an outstanding year. We benefitted from our strong business portfolio, proven operational capabilities and a continued focus on our Four Growth Strategies. We set full-year records for operating income, operating margins, net income and diluted earnings per share. We invested more than half a billion dollars in acquisitions and, in the process, acquired some outstanding new businesses.

We had 2010 sales of $2.5 billion, up 18% from 2009. Operating income was $482 million, compared with $366 million in 2009, up 32%. We had an operating profit margin of 19.5%, up 210 basis points from 2009. Our net income was $284 million, or $1.76 per diluted share, compared with $206 million, or $1.27 per diluted share, in 2009. Operating cash flow was superb at $423 million, up 16% from 2009. All per share amounts reflect a 3-for-2 stock split paid to shareholders on December 21, 2010.

OUTLOOK FOR 2011

Our outlook for 2011 is especially positive. We enter 2011 with a record backlog of orders. We expect our businesses to continue to perform well and show solid growth in 2011 with our longer-cycle oil and gas, power and aerospace businesses showing particular strength. We also expect to benefit from the full-year contribution of our 2010 acquisitions.

POSITIONED FOR GROWTH

We remain committed to achieving our vision of doubling the size and profitability of AMETEK over the next five years.

Our vision is firmly set on the foundation of our Four Growth Strategies: Operational Excellence, Strategic Acquisitions, Global & Market Expansion, and New Products. Those strategies are implemented by a proven management team, utilizing a disciplined business approach and adhering to a strong set of core corporate values.

Going forward, we will continue to focus on acquiring differentiated businesses, pursuing opportunities in new and emerging technologies, and establishing new growth platforms for the Company.

OPERATIONAL EXCELLENCE

Operational Excellence is the cornerstone strategy of our Corporate Growth Plan and a significant contributor to our success. It was an essential factor in our ability to leverage our business model and bring our strong sales growth to the bottom line in 2010. With a focus on cost reduction and asset management, Operational Excellence was a key driver in our operating profit margin reaching a record 19.5% in 2010.

Operational Excellence is key to our achieving improved operating efficiencies and superior asset management results. It helped us establish a lean manufacturing platform for our cost-driven

The chart to the right depicts the performance of $100 invested in AMETEK, Inc. versus the Russell 1000 and the Dow Jones U.S. Electronic Equipment Indexes on December 31, 2005, including reinvestment of dividends.



Total Return to Shareholders
$250
200
150
100
50
0
12/05
12/06
12/07
12/08
12/09
12/10
AMETEK, Inc.
Russell 1000
Dow Jones U.S. Electronic Equipment

businesses and allowed us to smoothly expand low-cost manufacturing at our plants in China, the Czech Republic and Mexico. Sales from those plants totaled $330 million in 2010, up nearly 22% from 2009.

We have adapted lean manufacturing techniques and applied them to our back office operations and new product development efforts. We also continue to drive lower costs through our Global Sourcing and Strategic Procurement Initiatives, which generated $27 million in savings in 2010.

STRATEGIC ACQUISITIONS

We have a focused acquisition strategy, a thorough due diligence process, and a proven ability to quickly integrate newly acquired businesses. We had a tremendous year for acquisitions in 2010.

We deployed nearly $540 million in capital on acquisitions, a record level for us, and acquired businesses with more than $220 million in annual revenue. These highly differentiated businesses expand our market opportunities and technology base in the areas of precision motion control, materials testing, electrical interconnects, programmable power and high-end analytical instrumentation.

Our 2010 acquisitions include:

- *Sterling Ultra Precision, a reseller of machine tools and proprietary software used in the niche ophthalmic lens market*
- *Imago Scientific Instruments, a pioneer in leading-edge 3D atom probe technology used by leading research facilities engaged in nanotechnology and advanced materials science*
- *Technical Services for Electronics, a leader in highly engineered interconnects for the medical device industry*
- *Haydon Enterprises, a leader in high-precision motion control products for the medical, industrial equipment, aerospace, computer peripheral and semiconductor industries*
- *AMREL Power, a provider of highly differentiated programmable power products for the automated test equipment market*
- *Atlas Material Testing Technology, the global leader in weathering test instruments and related testing and consulting services, with a network of outdoor and laboratory testing facilities around the world*

Acquisitions will remain a focus for us, as we see this strategy as a key driver in the creation of shareholder value. Going into 2011, our acquisition pipeline is strong. We have both the financial resources and the managerial



Frank S. Hermance, Chairman and Chief Executive Officer

capabilities to acquire additional businesses. We believe the current economy provides us with a wealth of promising opportunities to further build our differentiated business portfolio through acquisition.

GLOBAL & MARKET EXPANSION

We are a global company. Less than a decade ago, international sales accounted for only a third of our total sales. Today, nearly half of our sales are outside the United States, and most of our businesses are global. We enjoy a world of opportunities and intend in the years ahead to capture an even greater share of sales from overseas markets.

In 2010, international sales totaled more than $1.2 billion, up 17% from 2009. Asia led the way with a 31% sales increase year over year, driven by strong performance by our precision motion control, electrical interconnects and high-end analytical instruments businesses.

Worldwide we operate more than 40 manufacturing plants and 80 sales and service centers in nearly 40 countries outside the United States, and have greatly expanded our sales and marketing presence in Europe, Asia and the Middle East.

We are particularly focused on the BRIC countries (Brazil, Russia, India and China). We have significantly increased our presence in those countries and plan to further ramp up our operations in 2011. Sales to the BRIC countries totaled nearly $250 million in 2010, up 24%, reflecting the strength of the economies in those countries as well as the success of our increased sales and marketing efforts.

NEW PRODUCTS

New products are essential to our long-term growth and as a result, we have consistently maintained our investment in new product development throughout the global economic slowdown. We spent $112 million on research, development and engineering activities in 2010, up 11% from 2009.

Sales of products introduced over the past three years accounted for nearly 20% of our total revenues in 2010, reflecting the excellent work of our businesses in developing the right products for our customers, as well as the pace and quality of our research and development efforts.

In 2010, we added a wide range of innovative products to our highly differentiated product portfolio. Among them are advanced instruments for ultraprecise manufacturing, multifunctional instruments for equipment and materials testing, advanced micro- and surface analysis systems, high-performance technical motors and motion control products, and ultrasensitive elemental and trace metal analyzers.

A STRONG SET OF VALUES

Fundamental to our success are certain disciplines and a set of core values that underlie our corporate culture. Embedded within our Four Growth Strategies is a disciplined management approach that allows us to continuously improve our operating efficiencies. These management disciplines also guide our investment in new products and businesses.

At the heart of our management approach is a set of core values. First among them is a commitment to the highest standards of business behavior and ethical responsibility. All AMETEK colleagues are required to adhere to a written Code of Ethics. We also have a separate Financial Code of Ethics for the Chief Executive Officer and senior financial managers. We maintain a strong system of internal financial controls that is actively monitored by senior management, and have implemented additional safeguards to ensure the integrity and compliance of our businesses and financial systems.

We are committed to a culture that values diversity and fosters a work environment that allows our colleagues to develop meaningful and rewarding careers. We actively challenge senior managers to recruit, train and develop individuals with diverse backgrounds and experience.

We are focused on providing our shareholders with consistent and superior returns. We strive to provide our customers with world-class products and services on time, and at a fair price. We are sensitive to the needs of our local communities, actively supporting programs that foster good corporate citizenship.

Corporate Executive Officers (opposite page, from left to right):
John J. Molinelli, Executive Vice President - Chief Financial Officer;
David A. Zapico, President, Electronic Instruments;
John Wesley Hardin, President, Electronic Instruments;
Timothy N. Jones, President, Electromechanical Group

A POSITIVE OUTLOOK

We believe 2011 will be another outstanding year. We expect continued solid core growth. We also expect to continue acquiring excellent businesses and creating innovative new products and technologies.

We are confident that our Four Growth Strategies will continue creating value for our shareholders. Our confidence is based on a proven record of success, the strength and experience of our management team, and the dedication of AMETEK colleagues worldwide. The success of their efforts is reflected in our strong stock price, which has more than doubled over the past five years, significantly outpacing the returns of our benchmark indexes (the Russell 1000 and Dow Jones U.S. Electrical Equipment Indexes).

We thank Sheldon Gordon, who retires from our Board this May after 22 years of service to AMETEK, and David Steinmann, who leaves our Board in May following 18 years of service. We are extremely grateful to both for their many contributions to our Company.

As we enter 2011, our businesses are strong. Our Corporate Growth Plan is solid. Our Four Growth Strategies are yielding excellent results. Our colleagues worldwide are focused on the success of our Company.

On their behalf, I thank you for your continued support and confidence. Together, we look forward to reporting to you on the results of our efforts.

Frank S. Hermance
Chairman and Chief Executive Officer

March 17, 2011



At a GLANCE

Sales by Region



U.S.
Europe
Asia
Rest of World

AMETEK is a global leader in electronic instruments and electromechanical devices, with approximately 11,600 colleagues at more than 100 operating facilities around the world. Supporting those operations are more than 100 sales and service locations in the United States and nearly 40 other countries.

AMETEK consists of two business groups: Electronic Instruments and Electromechanical. Electronic Instruments is a leader in advanced instruments for the process, aerospace, power and industrial markets. Electromechanical is a differentiated supplier of electrical interconnects, specialty metals, and technical motors and associated systems. In addition, it produces floor care and specialty motors.

ELECTRONIC INSTRUMENTS GROUP (EIG)

- *EIG is a global leader in process and analytical instrumentation for the oil and gas, chemical/petrochemical, pharmaceutical, semiconductor, and factory automation markets.*
- *EIG provides a growing range of analytical instruments for the research, laboratory equipment, ultraprecision manufacturing, and test and measurement markets.*
- *In aerospace, EIG supplies engine sensors, aircraft sensors, monitoring systems, power supplies, data acquisition units, fuel and fluid measurement systems, and cable assemblies.*
- *EIG is a leader in power quality monitoring and metering, sensors for gas turbine generators, uninterruptible power supplies, and programmable power equipment.*
- *EIG is a leader in dashboard instruments for heavy trucks, military vehicles and construction equipment as well as timing controls and cooking computers for the food service industry.*
- *EIG also supplies industrial battery chargers, contactors, solenoids, switches, fluoropolymer heat exchangers, and custom-compounded engineered plastics.*

ELECTROMECHANICAL GROUP (EMG)

- *EMG is a leader in highly engineered electrical connectors and packaging used to protect sensitive devices in aerospace, defense and industrial applications.*
- *EMG provides high-purity powdered metals, precision metal strip and foil, specialty clad metals, shaped wire, and advanced metal matrix composites.*
- *EMG is a leader in technical motors, blowers and precise motion control products for data storage, semiconductor equipment, medical devices, business equipment, factory automation, mass transit and other applications.*
- *EMG blowers and heat exchangers provide electronic cooling and environmental control for the aerospace and defense industries.*
- *EMG operates a global network of aviation maintenance, repair and overhaul (MRO) facilities.*
- *EMG motors are widely used in vacuum cleaners and other consumer appliances and industrial equipment.*


EIG Sales
in millions
$1,500
1,200
900
600
300
0
01 02 03 04 05 06 07 08 09 10


EIG Income
in millions
$350
300
250
200
150
100
50
0
01 02 03 04 05 06 07 08 09 10


EMG Sales
in millions
$1,500
1,200
900
600
300
0
01 02 03 04 05 06 07 08 09 10


EMG Income
in millions
$350
300
250
200
150
100
50
0
01 02 03 04 05 06 07 08 09 10

An OUTSTANDING Year

Group Operating Income
in millions



$600
500
400
300
200
100
0
01 02 03 04 05 06 07 08 09 10

The SPECTRO MS ICP mass spectrometer represents a technological breakthrough, greatly expanding the ability to perform trace element analysis.



2010: THE YEAR IN REVIEW

AMETEK had an excellent 2010 as its markets and the economy improved worldwide. AMETEK's success confirmed the soundness of its growth strategies. Over the course of the year, AMETEK grew its differentiated business portfolio, increased its investment in new products and technology, acquired solid new businesses with excellent growth prospects, and expanded its presence in new and emerging markets worldwide.

New Products:

Setting the Standard

AMETEK enjoys an excellent reputation for developing innovative new products, and the SPECTRO MS ICP mass spectrometer, introduced in 2010, is a perfect example. Launched at the Pittcon 2010 trade show, the SPECTRO MS is considered a breakthrough in elemental analysis. It is the first mass spectrometer able to record the entire elemental spectrum from lithium to uranium fully simultaneously rather than sequentially. Journalists from the world's leading technical and scientific journals attending Pittcon recognized the SPECTRO MS with the prestigious Editor's Silver Award as one of the year's most innovative new products.

New Products:

Capturing the Unseen

Vision Research is a leader and innovator in high-speed, digital imaging technology. Among its innovations is the world's first camera able to capture a million pictures per second. Its newest camera—the compact, lightweight Phantom® v641—offers the latest high-definition, super-slow-motion technology for scientific, industrial, commercial, sports and entertainment applications.

New Products:

Measuring on the Leading Edge

Taylor Hobson continues to push the boundaries of ultrahigh-precision surface measurement. Its latest advancement—the Talysurf PGI Optics 3D surface profiler—incorporates leading-edge technology to achieve a new level of precision measurement for complex, modern optics used in Blu-ray DVDs, camera lenses, advanced laser systems and night-vision equipment.


PGI 3D
v641
United States

Taylor Hobson's Talysurf PGI Optics 3D performs ultraprecise surface measurement on a wide range of optical applications including camera lenses.

Vision Research's Phantom® v641 high-speed camera delivers impressive slow-motion images for such demanding applications as rocket launches.

Research, Development and Engineering Expense

in millions


$125
100
75
50
25
0
01 02 03 04 05 06 07 08 09 10

Revenue from New Products

in millions


$600
500
400
300
200
100
0
01 02 03 04 05 06 07 08 09 10

International Sales

in millions


$1,375
1,100
825
550
275
0
01 02 03 04 05 06 07 08 09 10

Among the markets for Haydon Kerk motion control products shown below are the medical device, industrial equipment, aerospace and semiconductor industries.



Strategic Acquisitions:

Providing Precision Motion Control

With the July acquisition of Haydon Enterprises, AMETEK now holds the premier position among providers of high-end linear and rotary motion control solutions. Haydon's precision motion control products share common markets, customers and distribution channels with AMETEK's other differentiated motor businesses for highly engineered applications in electronic data storage, semiconductor equipment, factory automation, telecommunications and medical instruments.

Global & Market Expansion:

Adding Aerospace in Asia

In early 2010, AMETEK's Singapore aerospace maintenance, repair and overhaul (MRO) facility received approval from ATR, a leading regional aircraft manufacturer, to begin overhauling starter generators for its expanding fleet of aircraft in Asia. Growing global MRO business opportunities were among the reasons AMETEK opened its aerospace MRO facility in Singapore in 2008. In recent years, AMETEK has acquired or opened new MRO facilities worldwide to better serve its global aerospace customer base in the increasingly attractive third-party aerospace MRO market.

Strategic Acquisitions:

Advancing Machine Tool Technology

Sterling Ultra Precision, acquired in early 2010, provides AMETEK with valuable access to the highly profitable niche optic lens market. Sterling bundles Optoform machine tools from AMETEK Ultra Precision Technologies with proprietary software and specialty machine tool fixtures used to manufacture contact lenses, lens molds and intraocular lenses.

Strategic Acquisitions:

Connecting Medical Devices

Technical Services for Electronics (TSE) enjoys an excellent reputation with medical device makers. Its proprietary interconnects are used in such high-growth medical sectors as neurostimulation, patient monitoring, ultrasound, cardiac rhythm management and cardiac mapping. TSE's position in the medical device market as well as its excellent fit with AMETEK's other interconnects businesses made it an excellent acquisition for AMETEK.

Global & Market Expansion:

Harnessing Solar Power

At the Intersolar trade show in July, AMETEK showcased its growing presence in the fast-growing photovoltaic (solar energy) market. Among the products it displayed were high-end imaging and microanalysis systems used in solar energy R&D, precision machining systems used to make solar modules, and advanced solar cell array simulators used to test their performance. In addition, AMETEK offers precision rolled and finished metal alloys for solar cell substrates, hermetically sealed connectors for photovoltaic modules, high-purity gas monitors for solar cell fabrication, and ruggedized power inverters for remotely located solar power systems.

Strategic Acquisitions:

Accelerating Weathering Testing

Among the highly attractive niche markets AMETEK has targeted for growth is the materials testing equipment market. In November, it significantly added to its position in this highly attractive market segment by acquiring Atlas Material Testing Technology, a world leader in weathering test instruments and related testing and consulting services. Atlas provides AMETEK with a new platform in materials testing equipment and an added presence in the fast-growing photovoltaic testing market.

Strategic Acquisitions:

Expanding in Power

AMETEK has broadened the scope of its power instruments business by acquiring companies that serve the attractive automated test and measurement equipment market. In 2010, AMETEK added AMREL Power, a leader in highly differentiated programmable power supplies for industrial, military and alternative energy applications.



A large-scale weathering test chamber at Atlas Material Testing Technology.

The award-winning Project 212 team of AMETEK Floorcare & Specialty Motors in Reynosa, Mexico, pictured below: Mario Gamez, Hugo Pretelin, Gabriela Martinez, Peter de Jong, Sonia Gonzalez, Olayo Delgado, Alberto Garza, Elizabeth Peña, Eduardo Almanza, Oscar Hernandez, Victor Lozoya.



Above: Becky Manning (right) of AMETEK Aerospace with her 100-Book Challenge Reading Buddy, Nadege Matthews of Woodrow Wilson Elementary School in Binghamton, NY.


Helmut N. Friedlaender
LEADERSHIP AWARD
2010

Right: The Helmut N. Friedlaender Leadership Award.

Global & Market Expansion:

Adding BRICs

A key growth area for AMETEK is the BRIC countries (Brazil, Russia, India and China), where sales totaled nearly $250 million, up 24% year over year. India was a particular standout. AMETEK benefited from the full-year contribution of the 2009 acquisitions of Unispec Marketing and Thelsha Technical Services, Mumbai-based businesses that sell and service electronic instruments throughout India. AMETEK also opened a demonstration facility for advanced analytical instruments in Bangalore to serve its growing Indian customer base.

Operational Excellence:

Best-Cost Manufacturing

Driving AMETEK's success in global floor care motors is its focus on best-cost manufacturing, epitomized by its modern, low-cost manufacturing plants. The first of these state-of-the-art plants was AMETEK's facility in Reynosa, Mexico. Since opening in 1996, the Reynosa plant has successfully applied the principles of Operational Excellence and has served as a model for team-based initiatives Companywide. In 2010, the plant was recognized with its fourth Dr. John H. Lux Total Quality Accomplishment Award for the Project 212 initiative, which optimized production, reduced inventories and achieved cost savings plantwide.

Operational Excellence:

Recognizing Leadership

Every year, an AMETEK divisional management team is awarded the Helmut N. Friedlaender Leadership Award for demonstrating success in meeting a defined set of leadership objectives. Named for Hal Friedlaender, a long-time AMETEK Board member, the most recent award was presented to

AMETEK Engineered Materials, Interconnects and Packaging for improving management strength at each of its businesses, reorganizing its specialty metals and interconnects businesses, and successfully integrating acquisitions.

Corporate Responsibility:
Supporting Early Readers

For more than a decade, AMETEK colleagues at the Binghamton, NY, aerospace plant have volunteered as Reading Buddies at Woodrow Wilson Elementary School. The AMETEK Foundation has partnered with Binghamton schools since 2001 in funding the highly successful 100-Book Challenge elementary reading program. Using Binghamton as its model, AMETEK also funded the Challenge at schools near four other AMETEK locations. AMETEK has long championed corporate social responsibility and employee involvement, and for more than half a century has relied on the AMETEK Foundation to provide charitable support of worthwhile community programs near its plants and offices.

Strategic Acquisitions:
Seeing the Atom

AMETEK looks to acquire highly differentiated businesses in niche markets that complement its existing businesses or provide access to new and emerging technologies. Imago Scientific Instruments is an excellent example of that strategy. Acquired in April, Imago pioneered the development of 3D atom probe technology used by the world's leading research facilities engaged in atomic-level imaging and analysis. By acquiring Imago, AMETEK further strengthened its position in advanced elemental analysis and gained undisputed leadership in emerging 3D atom probe technology.

New Products:
Taking Flight

When Honda's first-ever commercial jet aircraft undertook its maiden flight in December, key engine and airframe systems from AMETEK were aboard. AMETEK supplies an advanced fuel gauging system, a primary power distribution unit and a starter generator for the HondaJet. In developing its state-of-the-art products for this class-leading light jet, AMETEK drew on more than three decades of experience in supplying advanced fuel systems and components to the aerospace industry.


300
250
200
150
100
50
z
60
40
20
0
-20
-40
-60
x

AMETEK's newly established Atom Probe Technology Center in Madison, WI.

At right, a photomicrograph showing the atomic structure of an aluminum silver alloy.

FINANCIAL Review

MANAGEMENT'S DISCUSSION AND ANALYSIS

This 2010 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and footnotes are presented in AMETEK's 2010 Form 10-K, and in Appendix B to the Company's Proxy Statement for its 2011 Annual Meeting.

Overview

As a global business, AMETEK's operations are affected by global, regional and industry economic factors. However, the Company's strategic geographic and industry diversification, and its mix of products and services, have helped to limit the potential adverse impact of any unfavorable developments in any one industry or the economy of any single country on its consolidated operating results. In 2010, the Company posted strong sales and established records for operating income, operating income margins, net income, diluted earnings per share and operating cash flow. The contributions from recent acquisitions, combined with successful Operational Excellence initiatives, had a positive impact on 2010 results.

On November 2, 2010, the Company's Board of Directors declared a three-for-two split of the Company's common stock. The stock split resulted in the issuance of one additional share for every two shares owned. The stock split was paid on December 21, 2010, to stockholders of record at the close of business on December 10, 2010. Additionally, the Board of Directors approved a 50% increase in the quarterly cash dividend rate on the Company's common stock to $0.06 per common share from $0.04 per common share on a post-split basis.

The Company continued its emphasis on investment in research, development and engineering, spending $112.1 million in 2010 before customer reimbursement of $6.4 million. Sales from products introduced in the last three years were $473.2 million or 19.2% of sales.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2010, 2009, and 2008. The discussion that follows should be read in conjunction with the condensed consolidated financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported net sales for 2010 of $2,471.0 million, an increase of $372.6 million or 17.8% when compared with net sales of $2,098.4 million in 2009. The increase in net sales for 2010 was driven by strong internal sales growth of approximately 13%, with no impact from foreign currency translation, as well as contributions from acquisitions completed in 2010 and 2009. Net sales for EIG were $1,324.1 million in 2010, an increase of 15.5% from sales of $1,146.6 million in 2009. The sales increase was due to internal growth of approximately 15%, with no impact from foreign currency translation, driven primarily by EIG's process, power and industrial businesses. The 2010 acquisition of Atlas primarily accounted for the remainder of the sales increase. Net sales for EMG were $1,146.8 million in 2010, an increase of 20.5% from sales of $951.8 million in 2009. The sales increase was due to internal growth of approximately 12%, with no impact from foreign currency translation. The 2009 acquisition of Ameron Global and the 2010 acquisitions of TSE and Haydon Enterprises primarily accounted for the remainder of the sales increase.

Total international sales for 2010 were $1,211.3 million or 49.0% of consolidated net sales, an increase of $179.6 million or 17.4% when compared with international sales of $1,031.7 million or 49.2% of consolidated net sales in 2009. The $179.6 million increase in international sales resulted from higher sales growth noted above, as well as continued expansion into Asia, and includes the effect of foreign currency translation. Both reportable segments of the Company maintain a strong international sales presence in Europe and Asia. Export shipments from the United States, which are included in total international sales, were $564.5 million in 2010, an increase of $150.4 million or 36.3% compared with $414.1 million in 2009. Export shipments

	(In thousands) Year Ended December 31,					
	2010		2009		2008	
Net sales[1]:						
Electronic Instruments	**$ 1,324,113**		$ 1,146,578		$1,402,653	
Electromechanical	**1,146,839**		951,777		1,128,482	
Consolidated net sales	**$2,470,952**		$2,098,355		$ 2,531,135	
		% of Sales		% of Sales		% of Sales
Operating income:						
Segment operating income[2]:						
Electronic Instruments	**$ 316,184**	**23.9**	$ 232,875	20.3	$ 306,764	21.9
Electromechanical	**210,397**	**18.3**	166,582	17.5	175,181	15.5
Total segment operating income	**526,581**	**21.3**	399,457	19.0	481,945	19.0
Corporate administrative and other expenses	**(44,423)**	**(1.8)**	(33,407)	(1.6)	(49,291)	(1.9)
Consolidated operating income	**$ 482,158**	**19.5**	$ 366,050	17.4	$ 432,654	17.1

(1) After elimination of intra- and intersegment sales, which are not significant in amount.

(2) Segment operating income represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.

improved due to increased exports from both the base businesses and the acquisitions noted above.

New orders for 2010 were $2,651.3 million, an increase of $623.2 million or 30.7% when compared with $2,028.1 million in 2009. Throughout most of 2009, the Company experienced lower order rates primarily as a result of the global economic recession, which began in late 2008 and continued through most of 2009. However, order rates stabilized in the third quarter of 2009 and began to increase in the fourth quarter of 2009. For 2010, internal order growth was approximately 23%, excluding a 1% unfavorable effect of foreign currency translation, driven by both the Company's differentiated and cost-driven businesses, with the acquisitions mentioned above accounting for the remainder of the increase. As a result, the Company's backlog of unfilled orders at December 31, 2010 was $828.8 million, an increase of $180.4 million or 27.8% when compared with $648.4 million at December 31, 2009.

Segment operating income for 2010 was $526.6 million, an increase of $127.1 million or 31.8% when compared with segment operating income of $399.5 million in 2009. Segment operating income, as a percentage of sales, increased to 21.3% in 2010 from 19.0% in 2009. The increase in segment operating income and segment operating margins resulted primarily from the leveraged impact of the Company's net sales increase noted above, as well as the benefits of the Company's lower cost structure through Operational Excellence initiatives, which includes the impact of the 2008 restructuring.

Selling, general and administrative ("SG&A") expenses for 2010 were $296.5 million, an increase of $42.4 million or 16.7% when compared with $254.1 million in 2009. As a percentage of sales, SG&A expenses were 12.0% for 2010, compared with 12.1% in 2009. Selling expense increased $32.4 million or 14.7% for 2010, which is in line with internal sales growth. Selling expenses, as a percentage of sales, decreased to 10.3% for 2010, compared with 10.5% for 2009. Additionally, the Company's acquisition strategy generally is to acquire differentiated businesses, which because of their distribution channels and higher marketing costs tend to have a higher content of selling expenses. Base business selling expenses increased approximately 11.1%.

Corporate administrative expenses for 2010 were $43.1 million, an increase of $9.9 million or 29.8% when compared with $33.2 million in 2009. As a percentage of sales, corporate administrative expenses were 1.7% for 2010, compared with 1.6% in 2009. The increase in corporate administrative expenses was primarily driven by higher compensation-related expenses, as well as other costs necessary to grow the business.

Consolidated operating income was $482.2 million or 19.5% of sales for 2010, an increase of $116.1 million or 31.7% when compared with $366.1 million or 17.4% of sales in 2009.

Interest expense was $67.5 million for 2010, a decrease of $1.3 million or 1.9% when compared with $68.8 million in 2009. The decrease was primarily due to the impact of the repayment of a 40 million British pound borrowing under the revolving credit facility in the second quarter of 2009 and a 50 million British pound senior note in the third quarter of 2010, partially offset by the issuance of an 80 million British pound senior note in the third quarter of 2010.

Other expenses, net were $8.4 million for 2010, an increase of $5.7 million when compared with $2.7 million in 2009. The increase was primarily driven by acquisition-related expenses.

The effective tax rate for 2010 was 30.1% compared with 30.2% in 2009. The effective tax rate for 2010 primarily reflects the impact of settlements of income tax examinations and the benefits obtained from international and state income tax planning initiatives.

Net income for 2010 was $283.9 million, an increase of $78.1 million or 37.9% when compared with $205.8 million in 2009. Diluted earnings per share for 2010 was $1.76, an increase of $0.49 or 38.6% when compared with $1.27 per diluted share in 2009.

Review of Cash Flows and Financial Position

Cash provided by operating activities totaled $423.0 million in 2010, an increase of $58.3 million or 16.0% when compared with $364.7 million in 2009. The increase in cash provided by operating activities was primarily due to the $78.1 million increase in net income and a $17.6 million reduction in defined benefit pension contributions paid. The increase in cash provided by operating activities was partially offset by higher overall operating working capital levels necessary to grow the Company's businesses. Free cash flow (cash flow provided by operating activities less capital expenditures) was $383.8 million in 2010, compared to $331.6 million in 2009. EBITDA (earnings before interest, income taxes, depreciation and amortization) was $545.9 million in 2010, compared with $428.0 million in 2009. Free cash flow and EBITDA are presented because the Company is aware that they are measures used by third parties in evaluating the Company. (See tables on page 25 for a reconciliation of U.S. generally accepted accounting principles ("GAAP") measures to comparable non-GAAP measures.)

Cash used for investing activities totaled $566.8 million in 2010, compared with $106.3 million in 2009. In 2010, the Company paid $538.6 million for six business acquisitions, net of cash received, compared with $72.9 million paid for three business acquisitions, net of cash received, in 2009. Additions to property, plant and equipment totaled $39.2 million in 2010, compared with $33.1 million in 2009.

Cash provided by financing activities totaled $62.6 million in 2010, compared with $102.5 million of cash used for financing activities in 2009. The change in financing cash flow was primarily the result of the net total borrowings increase described further below, partially offset by $78.6 million used for repurchases of 3.1 million shares of the Company's common stock in 2010. No shares were repurchased in 2009. In January 2010, the Board of Directors approved an increase of $75 million in the authorization for the repurchase of the Company's common stock. This increase was added to the $68.5 million that remained available at December 31, 2009 from existing authorizations approved in 2008, for a total of $143.5 million available for repurchases of the Company's common stock. At December 31, 2010, $64.9 million was available under the current Board authorization for future share repurchases.

In 2010, net total borrowings increased by $139.3 million, compared with a net total borrowings decrease of $92.4 million in 2009. In the third quarter of 2010, the Company paid in full an expiring 50 million British pound ($78.2 million) 5.96% senior note. Also in the third quarter of 2010, the Company issued an 80 million British pound ($124.8 million at December 31, 2010) 4.68% senior note due in September 2020. In the second quarter of 2009, the Company paid in full a 40 million British pound ($62.0 million) borrowing under the revolving credit facility. In the fourth quarter of 2009, the Company paid in full a 10.5 million British pound ($16.9 million) floating-rate term note.

The Company's revolving credit facility's total borrowing capacity is $550 million, which includes an accordion feature that permits the Company to request up to an additional $100 million in revolving credit commitments at any time during the life of the revolving credit agreement under certain conditions. The facility expires in June 2012. At December 31, 2010, the Company had $437.3 million available under its revolving credit facility, including the $100 million accordion feature. At December 31, 2010, $92.0 million was drawn under the revolving credit facility.

At December 31, 2010, total debt outstanding was $1,168.5 million, compared with $1,041.7 million at December 31, 2009, with no significant maturities until 2012. The debt-to-capital ratio was 39.7% at December 31, 2010, compared with 39.9% at December 31, 2009. The net debt-to-capital ratio (total debt less cash and cash equivalents divided by the sum of net debt and stockholders' equity) was 36.2% at December 31, 2010, compared with 33.7% at December 31, 2009. The net debt-to-capital ratio is presented because the Company is aware that this measure is used by third parties in evaluating the Company. (See table on page 25 for a reconciliation of U.S. GAAP measures to comparable non-GAAP measures.)

Additional financing activities for 2010 include the receipt of net cash proceeds from the exercise of employee stock options of $21.5 million compared with $11.6 million in 2009. Cash dividends paid were $28.6 million in 2010, compared with $25.6 million in 2009.

As a result of all of the Company's cash flow activities in 2010, cash and cash equivalents at December 31, 2010 totaled $163.2 million, compared with $246.4 million at December 31, 2009. The Company is in compliance with all covenants, including financial covenants, for all of its debt agreements. The Company believes it has sufficient cash-generating capabilities from domestic and unrestricted foreign sources, available credit facilities and access to long-term capital funds to enable it to meet its operating needs and contractual obligations in the foreseeable future.

Forward-Looking Information and Risk Factors

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning risk and other factors that could have a material adverse effect on our business, or cause actual results to differ from projections, is contained in the Company's Form 10-K for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (SEC).

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with U.S. generally accepted accounting principles consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. The system of controls provides for appropriate division of responsibility and the application of written policies and procedures. That system, which undergoes continual reevaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements; however, there are inherent limitations in the effectiveness of any system of internal controls.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in a code of business conduct for all employees, and in a financial code of ethics for the Chief Executive Officer and Senior Financial Officers, as well as in other key policy statements publicized throughout the Company.

The Audit Committee of the Board of Directors, which is composed solely of independent directors who are not employees of the Company, meets with the independent registered public accounting firm, the internal auditors and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Proxy Statement of the Company for its 2011 Annual Meeting. Both the independent registered public accounting firm and the internal auditors have direct access to the Audit Committee.

The Company's independent registered public accounting firm, Ernst & Young LLP, is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. This report is included on page 20.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The Company's internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which appears on page 19.

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President–Chief Financial Officer

February 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited AMETEK, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMETEK, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMETEK, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated February 24, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania

February 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. at December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010 (not presented separately herein) and in our report dated February 24, 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (on pages 21 through 23) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMETEK, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011, expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania

February 24, 2011

CONDENSED CONSOLIDATED STATEMENT OF INCOME

	(In thousands, except per share amounts) Year Ended December 31,		
	2010	2009	2008
Net sales	**$2,470,952**	$2,098,355	$ 2,531,135
Operating expenses:			
Cost of sales, excluding depreciation	**1,646,892**	1,435,953	1,730,086
Selling, general and administrative	**296,482**	254,143	322,552
Depreciation	**45,420**	42,209	45,843
Total operating expenses	**1,988,794**	1,732,305	2,098,481
Operating income	**482,158**	366,050	432,654
Other expenses:			
Interest expense	**(67,522)**	(68,750)	(63,652)
Other, net	**(8,386)**	(2,667)	(2,786)
Income before income taxes	**406,250**	294,633	366,216
Provision for income taxes	**122,318**	88,863	119,264
Net income	**$ 283,932**	$ 205,770	$ 246,952
Basic earnings per share	**$1.79**	$1.28	$1.55
Diluted earnings per share	**$1.76**	$1.27	$1.53
Weighted average common shares outstanding:			
Basic shares	**159,056**	160,182	159,222
Diluted shares	**160,884**	161,775	161,164

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix B to the Proxy Statement for the 2011 Annual Meeting.

CONDENSED CONSOLIDATED BALANCE SHEET

	(In thousands, except share amounts) December 31,	
	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 163,208**	$ 246,356
Marketable securities	**5,645**	4,994
Receivables, less allowance for possible losses	**399,913**	331,383
Inventories	**335,253**	311,542
Deferred income taxes	**27,106**	30,669
Other current assets	**43,367**	44,486
Total current assets	**974,492**	969,430
Property, plant and equipment, net	**318,126**	310,053
Goodwill	**1,573,645**	1,277,291
Other intangibles, net of accumulated amortization	**761,556**	521,888
Investments and other assets	**191,096**	167,370
Total assets	**$3,818,915**	$3,246,032
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	**$ 97,152**	$ 85,801
Accounts payable	**236,600**	191,779
Income taxes payable	**39,026**	13,345
Accrued liabilities	**178,081**	133,357
Total current liabilities	**550,859**	424,282
Long-term debt	**1,071,360**	955,880
Deferred income taxes	**311,466**	206,354
Other long-term liabilities	**110,026**	92,492
Total liabilities	**2,043,711**	1,679,008
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	**-**	-
Common stock, $0.01 par value; authorized: 400,000,000 shares;		
issued: 2010 - 168,050,869 shares; 2009 - 166,500,867 shares	**1,681**	1,665
Capital in excess of par value	**263,290**	223,502
Retained earnings	**1,755,742**	1,500,471
Accumulated other comprehensive loss	**(91,958)**	(75,281)
Treasury stock: 2010 - 7,341,520 shares; 2009 - 4,674,869 shares	**(153,551)**	(83,333)
Total stockholders' equity	**1,775,204**	1,567,024
Total liabilities and stockholders' equity	**$3,818,915**	$3,246,032

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix B to the Proxy Statement for the 2011 Annual Meeting.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	(In thousands) Year Ended December 31,		
	2010	2009	2008
Cash provided by (used for):			
Operating activities:			
Net income	**$ 283,932**	$ 205,770	$ 246,952
Adjustments to reconcile net income to total operating activities:			
Depreciation and amortization	**72,896**	65,500	63,261
Deferred income tax expense	**3,774**	5,768	29,742
Share-based compensation expense	**16,596**	13,502	20,186
Changes in assets and liabilities, net of acquisitions:			
(Increase) decrease in receivables, inventories, and other current assets	**(35,845)**	170,768	(28,544)
Increase (decrease) in payables, accruals, and income taxes	**77,773**	(91,622)	3,161
Increase (decrease) in other long-term liabilities	**6,382**	3,345	(1,907)
Pension contribution	**(3,555)**	(21,127)	(79,905)
Other	**1,060**	12,767	(5,681)
Total operating activities	**423,013**	364,671	247,265
Investing activities:			
Additions to property, plant and equipment	**(39,183)**	(33,062)	(44,215)
Purchase of businesses, net of cash acquired	**(538,585)**	(72,919)	(463,012)
(Increase) decrease in marketable securities	**(619)**	(638)	6,323
Other	**11,564**	275	4,282
Total investing activities	**(566,823)**	(106,344)	(496,622)
Financing activities:			
Net change in short-term borrowings	**92,364**	(13,013)	69,693
Additional long-term borrowings	**125,120**	1,466	430,000
Reduction in long-term borrowings	**(78,200)**	(80,817)	(232,835)
Repayment of life insurance policy loans	**-**	-	(21,394)
Repurchases of common stock	**(78,609)**	-	(57,444)
Cash dividends paid	**(28,554)**	(25,579)	(25,685)
Excess tax benefits from share-based payments	**8,990**	4,096	4,890
Proceeds from employee stock plans and other	**21,518**	11,328	6,238
Total financing activities	**62,629**	(102,519)	173,463
Effect of exchange rate changes on cash and cash equivalents	**(1,967)**	3,568	(7,265)
(Decrease) increase in cash and cash equivalents	**(83,148)**	159,376	(83,159)
Cash and cash equivalents:			
Beginning of year	**246,356**	86,980	170,139
End of year	**$ 163,208**	$ 246,356	$ 86,980

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix B to the Proxy Statement for the 2011 Annual Meeting.

SELECTED FINANCIAL DATA

	(In millions, except per share amounts)				
	2010	2009	2008	2007	2006
Consolidated Operating Results (Year Ended December 31)					
Net sales	**$2,471.0**	$2,098.4	$ 2,531.1	$ 2,136.9	$ 1,819.3
Operating income	**$ 482.2**	$ 366.1	$ 432.7	$ 386.6	$ 309.0
Interest expense	**$ (67.5)**	$ (68.8)	$ (63.7)	$ (46.9)	$ (42.2)
Net income	**$ 283.9**	$ 205.8	$ 247.0	$ 228.0	$ 181.9
Diluted earnings per share(1)	**$ 1.76**	$ 1.27	$ 1.53	$ 1.41	$ 1.14
Dividends declared and paid per share(1)	**$ 0.18**	$ 0.16	$ 0.16	$ 0.16	$ 0.12
Diluted weighted average common shares outstanding (1)	**160.9**	161.8	161.2	161.4	159.9
Performance Measures and Other Data					
Operating income - Return on sales	**19.5%**	17.4%	17.1%	18.1%	17.0%
EBITDA(2)	**$ 545.9**	$ 428.0	$ 489.4	$ 433.9	$ 351.4
Ratio of EBITDA to interest expense(2)	**8.2x**	6.3x	7.7x	9.3x	8.3x
Depreciation and amortization	**$ 72.9**	$ 65.5	$ 63.3	$ 52.7	$ 45.9
Capital expenditures	**$ 39.2**	$ 33.1	$ 44.2	$ 37.6	$ 29.2
Cash provided by operating activities	**$ 423.0**	$ 364.7	$ 247.3	$ 278.5	$ 226.0
Free cash flow(3)	**$ 383.8**	$ 331.6	$ 203.1	$ 240.9	$ 196.8
Ratio of earnings to fixed charges	**6.4x**	4.8x	6.1x	7.3x	6.6x
Net income - Return on average total capital(5)	**10.2%**	8.2%	10.9%	12.0%	11.8%
Net income - Return on average stockholders' equity(5)	**17.0%**	14.4%	19.5%	20.7%	20.5%
Consolidated Financial Position (At December 31)					
Current assets	**$ 974.5**	$ 969.4	$ 954.6	$ 952.2	$ 684.1
Current liabilities	**$ 550.9**	$ 424.3	$ 447.5	$ 640.8	$ 480.9
Property, plant, and equipment, net	**$ 318.1**	$ 310.1	$ 307.9	$ 293.1	$ 258.0
Total assets	**$3,818.9**	$ 3,246.0	$ 3,055.5	$ 2,745.7	$ 2,130.9
Long-term debt	**$ 1,071.4**	$ 955.9	$ 1,093.2	$ 667.0	$ 518.3
Total debt	**$ 1,168.5**	$ 1,041.7	$ 1,111.7	$ 903.0	$ 681.9
Stockholders' equity(5)	**$ 1,775.2**	$ 1,567.0	$ 1,287.8	$ 1,240.7	$ 966.7
Total debt as a percentage of capitalization(5)	**39.7%**	39.9%	46.3%	42.1%	41.4%
Net debt as a percentage of capitalization(4)(5)	**36.2%**	33.7%	44.3%	37.1%	39.6%
Stockholders' equity per share(1)(5)	**$ 11.05**	$ 9.68	$ 8.04	$ 7.70	$ 6.08

(1) Diluted earnings per share, dividends declared and paid per share, diluted weighted average common shares outstanding and stockholders' equity per share have been adjusted to reflect a three-for-two stock split paid to stockholders on December 21, 2010.

(2) EBITDA represents income before interest, income taxes, depreciation and amortization. EBITDA is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. It should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's consolidated financial statements. Furthermore, EBITDA measures shown for the Company may not be comparable to similarly titled measures used by other companies. The following table presents the reconciliation of net income reported in accordance with U.S. generally accepted accounting principles ("GAAP") to EBITDA:

	(in millions) Year Ended December 31,				
	2010	2009	2008	2007	2006
Net income	**$283.9**	$205.8	$247.0	$228.0	$ 181.9
Add (deduct):					
Interest expense	**67.5**	68.8	63.7	46.9	42.2
Interest income	**(0.7)**	(1.0)	(3.9)	(2.1)	(0.4)
Income taxes	**122.3**	88.9	119.3	108.4	81.8
Depreciation	**45.4**	42.2	45.8	42.3	38.9
Amortization	**27.5**	23.3	17.5	10.4	7.0
Total adjustments	**262.0**	222.2	242.4	205.9	169.5
EBITDA	**$545.9**	$428.0	$489.4	$433.9	$ 351.4

(3) Free cash flow represents cash flow from operating activities less capital expenditures. Free cash flow is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above.) The following table presents the reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow:

	(in millions) Year Ended December 31,				
	2010	2009	2008	2007	2006
Cash provided by operating activities	**$423.0**	$364.7	$247.3	$278.5	$226.0
Deduct: Capital expenditures	**(39.2)**	(33.1)	(44.2)	(37.6)	(29.2)
Free cash flow	**$383.8**	$ 331.6	$203.1	$240.9	$196.8

(4) Net debt represents total debt minus cash and cash equivalents. Net debt is presented because the Company is aware that it is used by securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above.) The following table presents the reconciliation of total debt reported in accordance with U.S. GAAP to net debt:

	(in millions) December 31,				
	2010	2009	2008	2007	2006
Total debt	**$ 1,168.5**	$ 1,041.7	$ 1,111.7	$ 903.0	$ 681.9
Less: Cash and cash equivalents	**(163.2)**	(246.4)	(87.0)	(170.1)	(49.1)
Net debt	**1,005.3**	795.3	1,024.7	732.9	632.8
Stockholders' equity	**1,775.2**	1,567.0	1,287.8	1,240.7	966.7
Capitalization (net debt plus stockholders' equity)	**$2,780.5**	$ 2,362.3	$ 2,312.5	$ 1,973.6	$ 1,599.5
Net debt as a percentage of capitalization	**36.2%**	33.7%	44.3%	37.1%	39.6%

(5) The adoption of certain provisions in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 715, Compensation–Retirement Benefits, for our defined benefit pension plans, which were effective December 31, 2006, resulted in a reduction of $32.7 million to stockholders' equity. The adoption of provisions in FASB ASC Topic 740, Income Taxes, as of January 1, 2007, resulted in a $5.9 million charge to the opening balance of stockholders' equity.

Operating Income
in millions



$500
400
300
200
100
0
01 02 03 04 05 06 07 08 09 10

Net Income
in millions



$300
225
150
75
0
01 02 03 04 05 06 07 08 09 10

EBITDA
in millions



$600
500
400
300
200
100
0
01 02 03 04 05 06 07 08 09 10

Free Cash Flow
in millions



$400
300
200
100
0
01 02 03 04 05 06 07 08 09 10

Total Assets
in millions



$4,000
3,000
2,000
1,000
0
01 02 03 04 05 06 07 08 09 10

Capitalization
in millions



$3,000
2,500
2,000
1,500
1,000
500
0
01 02 03 04 05 06 07 08 09 10
Equity
Net Debt

DIRECTORS and OFFICERS of the Company

BOARD OF DIRECTORS

Anthony J. Conti
Retired Partner, PricewaterhouseCoopers LLP

Sheldon S. Gordon*
Chairman of Union Bancaire Privée International Holdings, Inc.

Frank S. Hermance
Chairman and Chief Executive Officer

Charles D. Klein
A Managing Director of American Securities LLC, and an executive officer of several affiliated entities

Steven W. Kohlhagen
Retired financial executive

James R. Malone
Founder and Managing Partner, Qorval LLC

David P. Steinmann**
Advisory Executive of American Securities Management L.P.

Elizabeth R. Varet
Private investor and a Managing Director of American Securities Management L.P.

Dennis K. Williams
Retired executive

CORPORATE EXECUTIVE OFFICE

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President–Chief Financial Officer

John Wesley Hardin
President, Electronic Instruments

Timothy N. Jones
President, Electromechanical Group

David A. Zapico
President, Electronic Instruments

CORPORATE OFFICERS

William D. Eginton
Senior Vice President, Corporate Development

Robert S. Feit
Senior Vice President and General Counsel

Gregory J. Kelble
Senior Vice President, Human Resources

Robert R. Mandos, Jr.
Senior Vice President and Comptroller

William J. Burke
Vice President, Investor Relations & Treasurer

Donald W. Carlson
Vice President, Strategic Procurement

Thomas A. Deeney
Vice President, Corporate Compliance and Auditing

David A. Frank
Vice President, Taxation

Elaine M. Gorman
Vice President, Shared Services

William P. Lawson
Vice President

Kenneth C. Weirman
Vice President and Chief Information Officer

OPERATING OFFICERS

Richard A. Madamba
Senior Vice President, Aerospace and Defense

Tiziano M. Barni
Vice President and Managing Director, AMETEK Italia and AMETEK Elektromotory

Preben Carøe
Vice President, Measurement and Calibration Technologies

Tony J. Ciampitti
Vice President, Power Systems and Instruments

Matthew J. Cole
Vice President, Advanced Measurement Technology

Timothy F. Croal
Vice President, Programmable Power

Peter C. de Jong
Vice President, Operations, Electromechanical Group, Reynosa

Neil J. Desmond
Vice President, Instrumentation and Specialty Controls

Matthew C. French
Vice President, Precision Motion Control

Mark A. Gordon
Vice President, Measurement and Power Systems, Aerospace and Defense

Allan Imrie
Vice President, Precision Instruments–Europe

Lim Meng Kee
Vice President, Asia

Charles E. Lohwasser
Vice President, Thermal Management Systems, Aerospace and Defense

Thomas C. Marecic
Vice President, Process and Analytical Instruments

H. Ian McGavisk
Vice President, Engineered Materials, Interconnects and Packaging

Patrick J. McGeehan
Vice President, Specialty Metal Products

Gregory Myers
Vice President, HCC Industries

Ronald J. Oscher
Vice President, Materials Analysis

Denise M. Schier
Vice President, Floorcare and Specialty Motors

Roger A. Smith
Vice President, Sales and Marketing, Floorcare and Specialty Motors

James E. Visnic
Vice President, Chemical Products

Bruce P. Wilson
Vice President, Ultra Precision Technologies

Gregory P. Young
Vice President, Maintenance, Repair and Overhaul, Aerospace and Defense

* *Mr. Gordon will retire as a Director on May 3, 2011.*

** *Mr. Steinmann will not stand for reelection at the May 3, 2011 Annual Meeting.*

Shareholder INFORMATION

CORPORATE OFFICE

AMETEK, Inc.
1100 Cassatt Road
Berwyn, PA 19312-1177
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

INVESTOR COMMUNICATIONS

Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings, and other investor information are available at Investors on AMETEK's Web site: **www.ametek.com.**

ANNUAL MEETING

Tuesday, May 3, 2011, 11 a.m.
InterContinental The Barclay New York
Sutton Room
111 East 48th Street
New York, NY 10017

All shareholders are invited to attend.

STOCK EXCHANGE LISTING

New York Stock Exchange
Symbol: **AME**

SHAREHOLDER SERVICES

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219
Attn: Shareholder Services
718-921-8124 or 800-937-5449
www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Philadelphia, Pennsylvania

CORPORATE COUNSEL

Stroock & Stroock & Lavan LLP
New York, New York

AMETEK is an equal opportunity employer.



*For the most up-to-date investor information, scan this code with your smartphone to be taken to the **Investors** section of ametek.com.*

AMETEK®
1100 Cassatt Road
Berwyn, PA 19312-1177

www.ametek.com




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